United States securities and exchange commission logo





                            January 16, 2022

       Byron Yip
       President and Chief Operating Officer
       Okada Manila International, Inc.
       New Seaside Drive, Entertainment City
       Barangay Tambo, Para  aque City
       Metro Manila 1701
       Philippines

                                                        Re: Okada Manila
International, Inc.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted December
13, 2021
                                                            CIK No. 0001888577

       Dear Mr. Yip:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted December 13, 2021

       Questions and Answers
       Q: What equity stake will current 26 Capital stockholders and TRA hold in OMI after the closing?, page 13

   1. We note your disclosure regarding the maximum aggregate ownership by 26 Capital shareholders in the
post-business combination entity. Please balance this disclosure by referencing the
post-business combination ownership assuming the maximum amount of redemptions.
 Byron Yip
FirstName  LastNameByron
Okada Manila  International,Yip
                            Inc.
Comapany
January 16,NameOkada
            2022        Manila International, Inc.
January
Page 2 16, 2022 Page 2
FirstName LastName
2. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Q: What interests do the Sponsor and 26 Capital   s executive officers and
directors have in the
Merger and Share Acquisition?, page 16

3. We note that the sponsor and certain shareholders agreed to waive their redemption rights.
         Please describe any consideration provided in exchange for this agreement.
Q: May the Sponsor or 26 Capital's directors or executive officers or their respective affiliates purchase shares in connection with..., page 16

4.       We understand that 26 Capital   s sponsor, directors, officers or
advisors, or their respective
         affiliates, may privately negotiate transactions to purchase shares prior to the closing from stockholders who would have otherwise elected to have their shares redeemed, that any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the trust account. You also state that you will file or submit a current report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the special meeting or the redemption threshold, and that any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons. Please clarify if you will assess materiality and/or significance based on the aggregate amount of any purchases by the persons identified. Please also confirm that you will update this proxy/prospectus to disclose the terms of any such purchases or arrangements that occur before mailing of your proxy materials.
Summary of the Proxy Statement/Prospectus, page 24

5. In an appropriate section of the Summary, please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Expected Pro Forma Ownership, page 25

6. Please revise to disclose the material terms of the PIPE financing that you expect to complete "substantially concurrently" with the closing of this initial business combination, per Section 6.16 of the merger agreement. Also revise your disclosures throughout the
 Byron Yip
FirstName  LastNameByron
Okada Manila  International,Yip
                            Inc.
Comapany
January 16,NameOkada
            2022        Manila International, Inc.
January
Page 3 16, 2022 Page 3
FirstName LastName
         prospectus, as appropriate, to quantify the impact on 26 Capital shareholders and their ownership stake in the combined company, and the risks relating to this further dilution as a result. Describe how the terms and price of securities issued in any private offering compare to the terms and price of the securities issued in your initial public offering.
7. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios that not only includes minimum and maximum redemption levels, but also interim redemption levels.
8. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Risk Factors, page 39

9. Please add a risk factor to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Risks Related to OMI's Business and Operations
The COVID-19 pandemic has had, and is expected to continue to have, a material adverse effect..., page 39

10. We note you present the non-IFRS financial measure Adjusted EBITDA in discussing the effects that COVID-19 has already had on your business. Please amend to present with equal or greater prominence the most directly comparable IFRS measure to the non-IFRS financial measure of Adjusted EBITDA. Refer to Question 102.10 of the Division's
         Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Risks Related to the Merger and Share Acquisition, page 76

11. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Risks Related to the Reorganization, page 79

12. We note your discussion on pages 79-80 of potential risks to the timeline to complete your initial business combination relating to the reorganization. As you disclose you must complete your initial business combination by January 20, 2023 in order to avoid liquidation, please expand your disclosure to indicate whether you intend to proceed with the transaction if you are unable to obtain the necessary regulatory approvals to implement
 Byron Yip
FirstName  LastNameByron
Okada Manila  International,Yip
                            Inc.
Comapany
January 16,NameOkada
            2022        Manila International, Inc.
January
Page 4 16, 2022 Page 4
FirstName LastName
         the reorganization in the necessary timeframe, or at all.
Background of the Merger and Share Acquisition Proposal, page 90

13. Please expand to disclose the terms included in the initial draft of the merger agreement dated August 28, 2021, provide a comprehensive description of the negotiation of the terms and the positions of the parties throughout the negotiation, and the terms of the merger agreement executed by the parties on October 15, 2021.
14.      We note your reference to    valuation concerns    as among the
material issues identified in
         the initial draft of the merger and share acquisition agreement and that the terms of the agreement were subsequently negotiated and finalized. Please substantially revise the disclosure in this section to include a description of the negotiations relating to the $2.5 billion valuation. For example, it is not clear who proposed an initial valuation and what the initial proposal was, if and how the amount evolved throughout the negotiations, and when the final valuation was agreed upon by the parties.
The Merger and Share Acquisition Proposal, page 90

15. We note that 26 Capital's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Interests of 26 Capital's Directors and Officers in the Merger and Share Acquisition, page 97

16. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
Independent Consultant Report, page 99

17. Please expand this section to provide the disclosure required by Item 1015(b) of
         Regulation M-A. Specifically, please include disclosures required by Items (b)(2) - (4)
         and also discuss any instructions or limitations imposed on the independent consultant by
         26 Capital or the UEC Parties.
Certain Material U.S. Federal Income Tax Considerations, page 120

18. We note your discussion of U.S. tax consequences in this section, and that you intend for the merger to be treated as a "reorganization" under Section 368(a) of the U.S. Code. Item
         601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. Please revise this section accordingly, and please revise the exhibit index to indicate that a tax opinion and consent of counsel
 Byron Yip
Okada Manila International, Inc.
January 16, 2022
Page 5
      will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19.
Selected Historical Financial Data of OMI
Non-IFRS Financial Measures and Other Financial Measures, page 197

19. We note your reconciliation of your non-IFRS financial measure of Adjusted EBITDA from Loss from operations, rather than Net loss. As you are
      providing a performance measure, please amend to reconcile your non-IFRS financial measure to Net loss as the most directly comparable measure calculated in accordance with IFRS-IASB given other components impacting Net loss, including Foreign exchange gains (losses) and Write-off of construction in progress, among others. Refer to Question
      103.02 of the Division's Compliance and Disclosure Interpretations for Non-GAAP
      Financial Measures.

Management After the Merger and Share Acquisition, page 215

20. Please tell us whether Philippine law requires Okada Manila, or will require the post-
      business combination entity, to disclose the compensation of its directors and or officers on an individualized basis.
Exhibits

21. We note from page II-1 that you are omitting the schedules and exhibits to the Shen Long
      Lease exhibit under Item 601(b)(2) of Regulation S-K. Please note that as a material lease agreement, this exhibit should be filed under Item 601(b)(10) of Regulation S-K, and follow the requirements for redacted information set forth in Item 601(b)(10)(iv). Please revise or advise.
       You may contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameByron Yip
                                                             Division of
Corporation Finance
Comapany NameOkada Manila International, Inc.
                                                             Office of Real
Estate & Construction
January 16, 2022 Page 5
cc:       James Grandolfo
FirstName LastName